UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No. 001-31970
TRW Automotive Savings Plan for Represented Employees
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Financial Statements and Supplemental Schedules
TRW Automotive Savings Plan for Represented Employees
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

TRW Automotive Savings Plan for Represented Employees
Audited Financial Statements and Supplemental Schedules
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee of the
     TRW Automotive Savings Plan
     for Represented Employees
We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Savings Plan for Represented Employees as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 27, 2007

TRW Automotive Savings Plan for Represented Employees
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value:
Interest-bearing cash	$—	$107
Mutual funds	53,153,011	13,967,595
Common/collective trust funds	14,339,147	6,250,129
Participants loans	3,684,416	986,545
Employer securities	6,586,291	18,078

Total Investments	77,762,865	21,222,454

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	144,118	70,956

Net assets available for benefits	$77,906,983	$21,293,410

See accompanying notes to financial statements.

TRW Automotive Savings Plan for Represented Employees
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2006	2005
Additions
Interest and dividends	$914,909	$809,053
Employer contributions	143,665	207,160
Employee contributions	1,097,179	1,543,728
Employee rollovers	—	16,161

Total additions	2,155,753	2,576,102

Deductions
Benefit payments	8,048,599	4,591,617
Deemed distributions	56,602	38,407
Administrative expenses	1,742	1,808

Total deductions	8,106,943	4,631,832

Net realized and unrealized appreciation in fair value of investments	989,368	335,019

Transfer from TRW Retirement Savings Plan (see note 1)	61,575,395	—

Net increase (decrease)	56,613,573	(1,720,711)

Net assets available for benefits at beginning of year	21,293,410	23,014,121

Net assets available for benefits at end of year	$77,906,983	$21,293,410

See accompanying notes to financial statements.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of the TRW Automotive Savings Plan for Represented Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution benefit plan designated to provide eligible employees of a participating plant, division, or subsidiary of TRW Automotive US LLC, (the Company or TRW) with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Hourly employees of the plants are eligible to participate in the Plan based on applicable collective bargaining agreements, generally after one year of service with the Company.
Employee Contributions
Each year, participants may contribute a percentage of pre-tax annual compensation not to exceed the applicable IRS limitations ($15,000 and $14,000 for 2006 and 2005, respectively), as well as up to 10% of after tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
A participant may elect to contribute from 1% to the maximum amount permitted under Internal Revenue Service regulations. The participant may also elect the percentage of their contribution to be allocated to each fund.
Effective July 2005, the Brighton location was closed and all employee and employer contributions ceased. Effective July 2006 and October 2006 the Jackson and Kingsway locations closed respectively. All affected participants from the above closed locations were immediately vested in the Company contribution portion of their account balances at the date of termination.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Employer Contributions
Under the Mt. Vernon agreement, the Company contributes twenty-five cents ($0.25) for each hour that a participant was compensated during the month provided the participant made pre-tax contributions to the Plan of 1% or more and twenty cents ($0.20) per hour prior to March 17, 2003. Under the Brighton agreement, the Company contributed fifteen cents ($0.15) for each hour that a participant was compensated during the month until July 2005 when contributions ceased. Additionally, the Company matched up to 50% of the first 2% of the employee’s basic deferred contributions. Under the Jackson agreement, the Company contributed fourteen cents ($0.14) per hour that a participant was compensated during the month provided the participant contributed 3% or more to the Plan until July 2006 when contributions ceased. For the Kingsway location, only employee contributions are allowed under the plan agreement. Under the Fayette plan agreement, the Company does not make matching contributions, although the Company may, at its discretion, make a profit sharing contribution.
Matching contributions made in company stock prior to January 1, 2007 are subject to the Pension Protection Act (PPA) transition rule, which states matching contributions made in company stock before January 1, 2007 may be transferred to another available investment option over a 3 year period (33% in 2007, 66% in 2008 and 100% in 2009). There is an exception to this transition rule for participants who attained age 55 and completed 3 years of vesting service by December 31, 2006; these participants may transfer their pre-2007 matching contributions to another investment option immediately.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled can not exceed the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested if hired prior to July 1, 2001 with seven years of credited service or hired on or after July 1, 2001 with four years of credited service.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. During 2005 and 2006, forfeitures were not used to reduce employer contributions.
Participant Loans
Participants may borrow an amount limited to the lesser of 50% of their vested account balance, or $50,000. This loan can be for any purpose, and is payable over 5 to 10 years, depending upon the purpose of the loan. Loans are repayable with interest at a market rate (prime rate plus 1%) determined at the date of application. Principal and interest are paid ratably through regular payroll deductions.
Payment of Benefits
Upon retirement, disability, or death, the entire balance of the participant’s account becomes payable to the participant or the participant’s beneficiary. Upon any other termination of employment, the participant receives the vested portion of their account. Withdrawals of participant contributions are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. All benefits are payable in lump sum.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the respective collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts. Distributions to participants and beneficiaries will be made at such time after termination of, or discontinuance of, contributions to the Plan as provided by the Plan agreement.
Plan Changes
On December 29, 2006 the plan balances for union and hourly rated manufacturing employees participating in the TRW Automotive Retirement Savings Plan were transferred to the Plan. The amount transferred into the Plan was $61,575,395. The balances transferred were in-kind, thereby eliminating any impact of gains or losses that would normally occur during transfer transactions.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
This transfer did not change the eligibility requirements or the Company’s match for these employees. These employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service. The Company contributes an amount equal to 50% of the participant’s pretax contribution up to 6% of the participant’s compensation.
The vesting of transferred employees hired before February 28, 2003 shall be 100% vested in the Company’s matching contributions. The vesting of transferred employees hired after February 28, 2003, in the Company’s matching contribution of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and is 100% vested after five years of credited service. Full vesting also occurs upon death, permanent disability or attainment of age 65.
Investment Options
The Plan provides for 25 investment options which include the following funds:
•	Fidelity Managed Income Portfolio

•	PIMCO Total Return Fund — Administrative Class

•	Dodge & Cox Balanced Fund

•	Dodge & Cox Stock Fund

•	Lord Abbett Mid-Cap Value Fund — Class A

•	Fidelity Dividend Growth Fund

•	Spartan U.S. Equity Index Fund

•	Lord Abbett Small-Cap Value Fund — Class A

•	Fidelity Blue Chip Growth Fund

•	Artisan Mid Cap Fund

•	Fidelity Small Cap Stock Fund

•	American Funds EuroPacific Growth Fund — Class R5

•	Morgan Stanley International Fund, Inc. — International Equity Portfolio — Class B

•	TRW Stock Fund

•	Fidelity Freedom Income Fund

•	Fidelity Freedom 2000 Fund

•	Fidelity Freedom 2005 Fund

•	Fidelity Freedom 2010 Fund

•	Fidelity Freedom 2015 Fund

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
•	Fidelity Freedom 2020 Fund

•	Fidelity Freedom 2025 Fund

•	Fidelity Freedom 2030 Fund

•	Fidelity Freedom 2035 Fund

•	Fidelity Freedom 2040 Fund

•	DWS RREEF Real Estate Security Fund
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Accounting
The preparation of the financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
As described in the Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Valuation of Investments and Income Recognition
Investments in mutual funds are stated at their aggregate current value based upon quoted market prices. Securities of the Company are valued based upon quoted market prices as of the end of the year. Participant loans are valued at their outstanding balances, which approximate fair value.
The common/collective trust includes the Fidelity Managed Income Portfolio (MIP) in a commingled pool which may invest in short and long-term investment contracts issued by insurance Companies (GICs), some of which may be indexed or include index-structured

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
maturities; investment contracts issued by commercial banks (BICs); synthetic investment contracts, comprising underlying assets (typically fixed-income securities or bond funds) and a ‘wrapper’ contract issued by a third-party; and cash-equivalents. Investments in GICs, BICs and synthetic investment contracts are valued at contract value, which could be more or less than fair value.
Investments in the MIP are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Investments in the MIP are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. The dealers may consider the following in bid process: size of the portfolio, performance of the underlying portfolio, and the fair value to contract value ratio. For purposes of benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.
Underlying debt securities in the MIP for which quotations are readily available are valued at their most recent bid prices (sales prices if the principal market is an exchange) in the principal market in which such securities are normally traded, as determined by recognized dealers in such securities, or securities are valued on the basis of information provided by a pricing service. Pricing services use valuation matrices that incorporate both dealer-supplied valuations and valuation models. If prices are not readily available or do not accurately reflect fair value for a security, or if a security’s value has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded, that security may be valued by another method that the Trustee believes accurately reflects fair value. A security’s valuation may differ depending on the method used for determining value. Price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading may be reviewed in the course of making a good faith determination of a security’s fair value. Underlying short-term securities with remaining maturities of sixty days or less for which market quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, both of which approximate current value.
Investments in the MIP are valued at their net asset value each business day.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Unrealized and realized gains or losses are reflected currently in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
Certain administrative expenses of the Plan related to loans, withdrawals and qualified domestic relation orders are paid by the participants. All other administrative expenses are paid for by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

	Net Realized and Unrealized
	Appreciation/(Depreciation)
	in Fair Value
	of Investments
	2006	2005

Mutual funds	$985,581	$335,408
Employer securities	3,787	(389)

	$989,368	$335,019

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2006	2005
PIMCO Total Return Fund — Administrative Class	$7,569,899	$1,321,116
Dodge & Cox Balanced Fund	4,807,665	2,203,216
Fidelity Dividend Growth Fund	12,024,758	6,918,094
Fidelity Managed Income Portfolio	14,339,147	6,250,129
Lord Abbett Mid-Cap Value Fund Class A	4,256,572	*
TRW Stock Fund	6,586,291	*
Spartan US Equity Index Fund	4,215,898	*

*	Investment option less than 5% of net assets for period presented.
4. Related Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive is the Plan sponsor, and therefore, these transactions would also qualify as party-in-interest transactions.
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated April 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Investments in Common/Collective Trusts
Wrap contracts in the MIP are designed to maintain the contract value of the fund. Wrap contracts accrue interest using a formula called the “crediting rate”. Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.
The crediting rate, and hence the fund’s return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund’s return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund’s return.
If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund’s return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund’s return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
7. Investments in Common/Collective Trusts (continued)
If the fund experiences significant redemptions when the market value is below the contract value, the fund’s yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund’s yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.
The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:
•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.

•	Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the fund directly to a competing option.
At this time, the occurrence of any of these events is not probable.

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
7. Investments in Common/Collective Trusts (continued)
A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, Fidelity Management Trust Company (FMTC) may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.
The adjustments from fair value to contract value for fully benefit-responsive investment contracts in the MIP are $144,118 and $70,956 as of December 31, 2006 and 2005 respectively. The details of the adjustments are as follows:

	December 31, 2006			December 31, 2005
	Contract		Adjustment	Contract		Adjustment
Stable Value Fund	Value	Fair Value	(CV - FV)	Value	Fair Value	(CV - FV)
Fidelity Managed Income Portfolio	$14,483,265	14,339,147	$144,118	$6,321,085	6,250,129	$70,956
Average Yields — Stable Value Fund

	2006	2005
Based on actual earnings	4.84%	4.48%
Based on interest rate credited to participants	4.27%	3.65%

TRW Automotive Savings Plan for Represented Employees
Notes to Financial Statements (continued)
8. Difference between the Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31
	2006	2005

Net assets available for benefits	$77,906,983	$21,293,410
as reported in the Plan financial statements
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(144,118)	(70,956)

Net assets available for the benefits per the Form 5500	$77,762,865	$21,222,454

The following is a reconciliation of net investments gain (loss) from investments:

Year Ended
December 31, 2006
Interest and dividends from investment	$914,909
Net realized/unrealized appreciation from investment accounts	989,368

Net investment gain from investments as reported in the financial statements	1,904,277

Adjustments from contract value to fair value for for fully benefit-responsive investment contracts	(73,162)

Net investment gain from investments as reported in the Form 5500	$1,831,115

Supplemental Schedules

TRW Automotive Savings Plan for Represented Employees
EIN: 13-3369789 Plan Number: 058
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2006

Identity of Issuer,
Borrower, Lessor or		Historical
Similar Party	Description of Investments	Cost	Current Value
American Funds	American Funds EuroPacific Growth Fund — Class R5	$	$3,491,849

Fidelity*	Fidelity Blue Chip Growth Fund		2,164,694
	Fidelity Dividend Growth Fund		12,024,758
	Fidelity Small Cap Stock Fund		3,516,086
	Fidelity Freedom Income Fund		98,377
	Fidelity Freedom 2000 Fund		3,430
	Fidelity Freedom 2005 Fund		30,706
	Fidelity Freedom 2010 Fund		266,715
	Fidelity Freedom 2015 Fund		366,229
	Fidelity Freedom 2020 Fund		337,642
	Fidelity Freedom 2025 Fund		217,924
	Fidelity Freedom 2030 Fund		171,225
	Fidelity Freedom 2035 Fund		161,644
	Fidelity Freedom 2040 Fund		189,445
	Fidelity Managed Income Portfolio		14,483,265
	Spartan US Equity Index Fund		4,215,898

PIMCO	PIMCO Total Return — Administrative Class		7,569,899

Dodge & Cox	Dodge & Cox Balanced Fund		4,807,665
	Dodge & Cox Stock Fund		2,885,076

Morgan Stanley	Morgan Stanley International Fund, Inc. — International Equity Portfolio — Class B		1,144,595

Lord Abbett	Lord Abbett Mid-Cap Value Fund — Class A		4,256,572
	Lord Abbett Small Cap Value Fund — Class A		2,213,978

TRW Automotive*	TRW Stock Fund	5,922,149	6,586,291

Artisan	Artisan Mid-Cap Fund		702,246

DWS	DWS RREEF Real Estate Securities Fund		2,316,358

		$5,922,149	$74,222,567

Participants*	Participants loans, interest rates range from 5.0% to 10.5%, with various maturity dates		3,684,416

Total assets held		$5,922,149	$77,906,983

*	Parties-in-interest
Note: Historical cost information is disclosed for the TRW Stock Fund since investments can either be participant or non-participant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.

TRW Automotive Savings Plan for Represented Employees
EIN: 13-3368789 Plan: 058
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2006

	Description of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
Identity of	Rate and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Party Involved	Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)
Category (i) — A transaction is a reportable transaction under this category if, at the time of acquisition or disposition of a plan asset, its current value is in excess of 5% of the current value of plan assets at the beginning of the year.

Fidelity Managed Trust Company	RTDM - TRW Stock Fund	$6,121,305						—

Category (iii) — A transaction is a reportable transaction under this category if, a series of transactions involving securities of the same issue when aggregated involve an amount in excess of 5% of the current value of the plan assets.

Fidelity Managed Trust Company	RTDM - TRW Stock Fund	$6,121,598						—

There were no category (ii) or (iv) reportable transactions during the Plan year.

*	The commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sales and are not separately identified by the trustee.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Savings Plan for Represented Employees (Name of Plan)
	By:	/s/ Joseph S. Cantie
Joseph S. Cantie
Date: June 28, 2007		Vice President and Treasurer Kelsey-Hayes Company

TRW AUTOMOTIVE HOLDINGS CORP.
ANNUAL REPORT ON FORM 11-K
INDEX TO EXHIBITS

Exhibit
Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm